As filed with the Securities and Exchange Commission on August 24, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERICAN SUPERCONDUCTOR CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-2959321
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Two Technology Drive Westborough, Massachusetts	01581
(Address of Principal Executive Offices)	(Zip Code)

2007 Stock Incentive Plan

2007 Director Stock Plan

(Full Title of the Plan)

Gregory J. Yurek

American Superconductor Corporation

Two Technology Drive

Westborough, Massachusetts 01581

(Name and Address of Agent For Service)

(508) 836-4200

(Telephone Number, Including Area Code, of Agent For Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.01 per value per share	3,300,000	(2)	$19.90	(3)	$65,670,000	(3)	$2,017

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities that may from time to time be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Consists of (i) 3,000,000 shares issuable under the 2007 Stock Incentive Plan and (ii) 300,000 shares issuable under the 2007 Director Stock Plan.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) of the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the Registrant’s Common Stock as reported on the NASDAQ Global Market on August 21, 2007.

EXPLANATORY NOTE

The documents containing the information specified in Part I of Form S-8 will be sent or given to participants in the 2007 Stock Incentive Plan, or 2007 Plan, and 2007 Director Stock Plan, or 2007 Director Plan, of American Superconductor Corporation, as required by Rule 428(b)(1) of the Securities Act of 1933, as amended. As permitted by the instructions to Part I of Form S-8, these documents are not filed with this registration statement.

This registration statement on Form S-8 has been filed to register an aggregate of 3,300,000 shares of common stock, $0.01 par value per share, issuable in connection with grants of equity awards under the 2007 Plan and the 2007 Director Plan.

The first part of this registration statement contains a reoffer prospectus prepared in accordance with the requirements of General Instruction C of Form S-8 and Part I of Form S-3 with respect to 20,000 shares of common stock granted on August 8, 2007 to certain of non-employee directors of American Superconductor pursuant to the 2007 Director Plan.

The second part of this registration statement contains “Information Required in the Registration Statement” prepared in accordance with the requirements of Part II of Form S-8 with respect to grants of equity awards made under the 2007 Plan and 2007 Director Plan.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

AMERICAN SUPERCONDUCTOR CORPORATION

20,000 SHARES OF COMMON STOCK

ISSUED UNDER 2007 DIRECTOR STOCK PLAN

This prospectus relates to the resale, from time to time, of up to 20,000 shares of common stock, $0.01 par value per share, of American Superconductor Corporation, which we previously issued to certain of our non-employee directors pursuant to the 2007 Director Stock Plan.

We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is listed on the NASDAQ Global Market under the symbol “AMSC.” On August 23, 2007, the reported last sale price of our common stock on the NASDAQ Global Market was $19.64 per share. You are urged to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2007

Our principal executive offices are located at Two Technology Drive, Westborough, Massachusetts 01581 and our telephone number at that address is (508) 836-4200.

Our website is located at www.amsc.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

American Superconductor and design, Revolutionizing the Way the World Uses Electricity, AMSC, Powered by AMSC, Super VAR, D-VAR, DVC, PQ-IVR, PowerModules, Secure Super Grids and Windtec are trademarks or registered trademarks of American Superconductor Corporation. Other trademarks or service marks appearing in this prospectus are the property of their respective owners.

Unless the context otherwise requires references in this prospectus to “American Superconductor,” “we,” “us,” and “our” refer to American Superconductor Corporation and its subsidiaries.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

AMERICAN SUPERCONDUCTOR CORPORATION

Company Overview

We are a leading energy technologies company, offering an array of solutions based on two proprietary technologies: programmable power electronic converters and high temperature superconductor, or HTS, wires. Our products, services and system-level solutions enable cleaner, more efficient and more reliable generation, delivery and use of electric power. The programmability and scalability of our power electronic converters differentiates them from most competitive offerings. Our HTS wires carry 150 times the electrical current of comparably sized copper wire. The two primary markets we serve are the wind energy market and the power transmission and distribution – or “power grid” – market.

The demand for clean and renewable sources of electricity, such as wind energy, and the demand for modernized power grid infrastructure are being driven globally by a variety of factors. These factors include increasing electricity usage, power grid capacity constraints, fossil fuel price volatility and harmful levels of pollution and greenhouse gases. In addition, our growing digital-based economy demands better power reliability and quality. Concerns about these factors have led to increased spending by corporations and supportive government regulations and initiatives on local, state, national and global levels, including renewable portfolio standards, tax incentives and international treaties.

We conduct our operations through two business units:

•

AMSC Power Systems. AMSC Power Systems, or Power Systems, produces a broad range of products to increase electrical grid capacity and reliability; supplies electrical systems used in wind turbines; sells power electronic products that regulate wind farm voltage to enable their interconnection to the power grid; licenses proprietary wind energy system designs to manufacturers of such systems; and provides consulting services to the wind industry.

•

AMSC Superconductors. AMSC Superconductors, or Superconductors, focuses on the manufacturing of HTS wire and coils; the design and development of HTS products, such as power cables, fault current limiters and motors; and the management of large-scale HTS projects, such as HTS power cable system design, manufacturing and installation.

Market Opportunities

Our products and services address two substantial global demands:

•	the demand for cleaner, renewable sources of electricity, such as wind power; and

•	the demand for a modernized power grid infrastructure to alleviate capacity constraints and improve the reliability, security, stability and efficiency of electricity.

The market for wind-generated, zero-emission electricity has been growing dramatically for more than a decade. According to the Global Wind Energy Council, or GWEC, nearly 15,200 megawatts, or MW, of wind generation capacity was added worldwide in 2006, increasing the global installed base by 26 percent to 74,223 MW. Furthermore, global wind power capacity is expected to more than double to 149,500 MW by 2010. At the end of fiscal year 2006, which ended March 31, 2007, we had product sales and orders to support more than 3,760 MW of wind generated electricity worldwide, an increase of approximately 175 percent from 1,360 MW at the end of fiscal 2005. We address the wind energy market by providing services and designing, developing, manufacturing and selling critical components.

Until the early part of this decade, transmission grid investment experienced a prolonged depression, caused by uncertainties with respect to the ownership of and return on transmission grid assets caused by potential changes in power grid regulations and policies. This period of underinvestment has resulted in an increasing number of grid disturbances, local electric power outages and large-scale power blackouts. We currently address the power grid infrastructure opportunity by providing components and products designed to increase the power grid’s capacity, reliability, security, stability and efficiency.

Competitive Strengths

Our competitive strengths position us well to execute on our growth plans in the markets we serve.

•

Technology Leadership and Engineering Expertise. We are a technology leader in the development of power electronics and HTS wire-based solutions for the wind energy and power grid markets. As of June 30, 2007, we owned more than 370 patents and patent applications worldwide, and had rights through exclusive and non-exclusive licenses to more than 360 additional patents and patent applications. Our technology and manufacturing know-how, customer and product knowledge and patent portfolio provide us with a strong competitive position. We employ our 20 years of development expertise toward the design and commercialization of new products and solutions and toward the implementation of proprietary manufacturing processes.

•

Sophisticated, Flexible Product Design. Our products are highly flexible, and their sophisticated design allows for a high degree of customization. These products leverage our proprietary software and hardware combinations that enable us to configure our power electronics to efficiently and quickly meet the specific requirements of customers in a diverse range of markets. Furthermore, our proprietary HTS wire design and product engineering capabilities enable products with superior performance when compared to other market alternatives. Our wire design, for instance, allows us to tailor the lamination of our HTS wire to meet the electrical and mechanical performance requirements of widely varying end-use applications.

•

Highly Scalable, Low Cost Manufacturing Platform. Our proprietary manufacturing technique for 344 superconductors, which is our brand name for what is generically known as second generation (2G) HTS wire, is modular in nature, which we believe will allow us to readily expand manufacturing capacity at relatively low incremental cost. All of the equipment we are installing today for the 344 superconductors manufacturing line is designed with the capability to process either 4 cm or 10 cm wide strips, which will allow us to increase gross capacity by 2.5 times without significant additional capital expenditures when we migrate from 4 cm to 10 cm production. We believe our capacity expansion on this manufacturing line will eventually enable us to manufacture this wire at one-fifth the cost of our first generation (1G) HTS wire, which we no longer manufacture.

•

Close Consultative Relationships with Customers. We have built a team of skilled engineers with extensive experience in the design, structure and modeling of power transmission and distribution grids and in the operation of wind farms and industrial sites. We work closely with our customers to understand their needs and develop solutions to their unique operational challenges. By determining solutions, our team is able to identify applications for our technology. We are then able to customize and target our offerings to specific customers.

•

Highly Experienced Management and Technical Team. Senior management has over 200 years of cumulative experience developing, manufacturing, marketing and selling energy technologies. This team is composed of veterans of the electrical equipment, utility and wind power markets.

Strategy

Our strategy is to drive revenue growth and enhance operating results by achieving a greater proliferation and acceptance of our products.

•

Target High-Growth Segments with Commercial Products. We target high-growth segments of the power and utility industry. Our Power Systems offerings are designed to meet the needs of the wind energy market, which is expected to grow by at least 19 percent annually through 2010, according to GWEC. Our HTS and grid-support products fill the needs of capacity-constrained transmission assets globally and address the demand for more reliable, secure and efficient transmission and distribution assets. After decades of decline, Edison Electric Institute, the association of U.S. shareholder-owned electric companies, expects investment in the transmission grid to increase from $5.8 billion in 2005 to $8.4 billion in 2009.

•

Pursue Overseas Markets. We are increasingly focusing our sales efforts on overseas markets and have been successful in targeting business in emerging economies, such as China and South Korea. We also have built significant sales momentum in countries where dynamic voltage standards for wind farms have been put in place, such as Australia, Canada, New Zealand and the United Kingdom. In fiscal 2006, which ended March 31, 2007, approximately 47 percent of our revenues came from sales outside the United States compared with 24 percent the prior fiscal year. In support of this expansion, we maintain field service and sales in Germany as well as operations in Austria. In the first half of fiscal 2006, we opened offices in China and Singapore to support our growing customer base in the Asia-Pacific region.

•

Anticipate Customer Needs in the Development of System-Level Solutions. We develop close working relationships with our customers that enable us to provide customized solutions and identify opportunities to employ our products. Our Network Solutions team collects and analyzes data regarding our customers’ systems—from entire power grids to manufacturing operations to wind farms. For example, our Network Solutions team carries out dynamic simulations for customers on the effects power grid disturbances may have on grid reliability under all operating conditions. They then can quantify how the incorporation of volt-amp-reactive, or VAR, solutions, such as static VAR compensators, or SVCs, and dynamic VAR, or D-VAR, systems, and advanced technologies, such as HTS cables and fault current limiters, or FCLs, can improve power grid operations. The group performs similar analyses to determine optimum power quality solutions for industrial manufacturing sites and wind farms.

•

Strengthen our Technology Leadership while Lowering Cost. We work continuously to strengthen our leadership position in terms of reliability, effectiveness, cost and total product offering. We interact with our customers and suppliers not only to improve the performance and efficiency of our Power Systems solutions, but also to reduce material and manufacturing costs. In addition, we maintain a vigorous research and development effort that continues to yield increases in electrical and mechanical performance of our 344 superconductors, which already perform at levels that are comparable to or better than our 1G HTS wire. We continue to achieve productivity enhancements in our manufacturing of 344 superconductors, which we believe will enable us to manufacture this wire at one-fifth the cost of our 1G HTS wire.

•

Pursue Targeted Strategic Acquisitions and Alliances. We will continue to pursue strategic business relationships and acquisitions that complement our product portfolio and increase our rate of growth. We have built strategic alliances and close corporate relationships with many industry leaders including GE Energy, Nexans, Siemens, Southwire and Vestas to develop and commercialize our products and to bring them to market. We also have been successful in closing key acquisitions, including our recent acquisitions of Windtec and Power Quality Systems. The Windtec acquisition provides increased access to the growing wind market and complements sales of our existing D-VAR and PowerModule power electronics products in the wind market. Our recent Power Quality Systems acquisition enhances our reactive compensation product offerings for utility and industrial customers.

Corporate Information

We were incorporated in the State of Delaware in April 1987. Our principal executive offices are located at Two Technology Drive, Westborough, Massachusetts 01581 and our telephone number at that address is (508) 836-4200.

Our website is located at www.amsc.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

THE OFFERING

Common stock offered by selling stockholders	20,000 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in the offering.

NASDAQ Global Market symbol	AMSC

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information included or incorporated by reference into this prospectus before investing in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

We have a history of operating losses, and we expect to incur losses in the future.

We have been focused on research and development activities through the fiscal year ended March 31, 2007. We have incurred net losses in each year since our inception. Our net loss was $9.7 million for the three months ended June 30, 2007 and $34.7 million for the fiscal year ended March 31, 2007, $30.9 million for the fiscal year ended March 31, 2006 and $19.7 million for the fiscal year ended March 31, 2005. Our accumulated deficit as of June 30, 2007 was $394.7 million. We expect to continue to incur operating losses until at least the end of the fiscal year ending March 31, 2009, and we cannot be certain that we will ever achieve profitability.

We had cash, cash equivalents and marketable securities totaling $30.5 million at June 30, 2007. We believe our available cash, cash equivalents and marketable securities, as supplemented by our July 2007 stock offering, will be sufficient to fund our working capital, capital expenditures and other cash requirements for the next several years. However, we may need additional funds if our performance deviates significantly from our current business plan, if there are significant changes in competitive or other market factors, or if unforeseen circumstances arise. Such funds may not be available, or may not be available under terms acceptable to us.

There are a number of technological challenges that must be successfully addressed before our superconductor products can gain widespread commercial acceptance, and our inability to address such technological challenges could adversely affect our ability to acquire customers for our products.

Many of our superconductor products are in the early stages of commercialization, while others are still under development. There are a number of technological challenges that we must successfully address to complete our development and commercialization efforts for superconductor products. We also believe that several years of further development in the cable, fault current limiter and motor industries will be necessary before a substantial number of additional commercial applications for our HTS wire in these industries can be developed and proven. We will also need to improve the performance and reduce the cost of our HTS wire to expand the number of commercial applications for it. We may be unable to meet such technological challenges or to sufficiently improve the performance and reduce the costs of our HTS wire. Delays in development, as a result of technological challenges or other factors, may result in the introduction or commercial acceptance of our superconductor products later than anticipated.

The commercial uses of superconductor products are limited today, and a widespread commercial market for our products may not develop.

To date, there has been no widespread commercial use of HTS products. Even if the technological hurdles currently limiting commercial uses of HTS products are overcome, it is uncertain whether a robust commercial market for those new and unproven products will ever develop. To date, many projects to install HTS cables and products in power grids have been funded or subsidized by the governmental authorities. If this funding is curtailed, grid operators may not continue to utilize HTS cables and products in their projects. It is possible that the market demands we currently anticipate for our HTS products will not develop and that they will never achieve widespread commercial acceptance.

We have limited experience manufacturing our Power Systems products in commercial quantities, and failure to manufacture our Power Systems products in commercial quantities at acceptable cost and quality levels would impair our ability to meet customer delivery requirements.

To be financially successful, we will have to manufacture our Power Systems products in commercial quantities at acceptable costs while also preserving the necessary performance and quality levels. We cannot be certain that we will be successful in developing product designs and manufacturing processes that permit us to manufacture our Power Systems products in commercial quantities at acceptable costs while preserving the necessary performance and quality. In addition, we may incur significant unforeseen expenses in our product design and manufacturing efforts.

We have not manufactured our 344 superconductors in commercial quantities, and a failure to manufacture our 344 superconductors in commercial quantities at acceptable cost and quality levels would substantially limit our future revenue and profit potential.

We are developing commercial-scale manufacturing processes for our 344 superconductors, which, while very different from our 1G HTS wire manufacturing processes, are also extremely complex and challenging. We expect to have installed and qualified by December 31, 2007 the capacity to manufacture 720,000 meters of our 344 superconductors annually. However, in order to be able to offer our wire at pricing that we believe will be commercially competitive, we estimate that we will need to develop the capacity to manufacture nine million meters of our 344 superconductors annually. We believe it will cost between approximately $28 million and $35 million to purchase and install additional equipment to achieve this commercial scale manufacturing capability. We may not be able to manufacture satisfactory commercial quantities of 344 superconductors of consistent quality with an acceptable yield and cost. Failure to successfully scale up manufacturing of our 344 superconductors would result in a significant limitation of the broad market acceptance of our HTS products and of our future revenue and profit potential.

We have limited experience in marketing and selling our superconductor products and system-level solutions, and our failure to effectively market and sell our products and solutions could adversely affect our revenue and cash flow.

To date, we have limited experience marketing and selling our superconductor products and system-level solutions, and there are few people who have significant experience marketing or selling superconductor products and system-level solutions. Once our products and solutions are ready for widespread commercial use, we will have to develop a marketing and sales organization that will effectively demonstrate the advantages of our products over both more traditional products and competing superconductor products or other technologies. We may not be successful in our efforts to market this new technology, and we may not be able to establish an effective sales and distribution organization.

We may decide to enter into arrangements with third parties for the marketing or distribution of our products, including arrangements in which our products, such as HTS wire, are included as a component of a larger product, such as a power cable system or a motor. By entering into marketing and sales alliances, the financial benefits to us of commercializing our products are dependent on the efforts of others.

Our success in addressing the wind energy system market is dependent on the system manufacturers that license our system designs.

Because an important element of our strategy for addressing the wind energy system market involves the license of our system designs to manufacturers of wind energy systems, the financial benefits to us of our products for the wind energy market are dependent on the success of these manufacturers in selling wind energy systems that incorporate our designs. We may not be able to enter into marketing or distribution arrangements with third parties on financially acceptable terms, and third parties may not be successful in selling our products or applications incorporating our products.

Growth of the wind energy market depends largely on the availability and size of government subsidies and economic incentives.

At present, the cost of wind energy exceeds the cost of conventional power generation in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of wind energy and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of wind energy products to promote the use of wind energy and to reduce dependency on other forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Reductions in, or eliminations of, government subsidies and economic incentives before the wind energy industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations.

Many of our revenue opportunities are dependent upon subcontractors and other business collaborators.

Many of the revenue opportunities for our business involve projects, such as the installation of superconductor cables in power grids and electrical system hardware in wind energy systems, in which we collaborate with other companies, including suppliers of cryogenic systems, manufacturers of electric power cables and manufacturers of wind energy systems. In addition, a key element of our business strategy is the formation of business alliances with motor manufacturers and/or marine propulsion system integrators. As a result, most of our current and planned revenue-generating projects involve business collaborators on whose performance our revenue is dependent. If these business partners fail to deliver their products or perform their obligations on a timely basis or fail to generate sufficient demand for the systems they manufacture, our revenue from the project may be delayed or decreased and we may not be successful in selling our products.

We may not realize all of the sales expected from our backlog of orders and contracts.

At June 30, 2007, we had approximately $75 million of backlog of orders and contracts. There can be no assurances that the revenue we expect to generate from our backlog will be realized in the periods we expect to realize such revenue, or at all. In addition, the backlog of orders and contracts, if realized, may not result in profitable revenue. Backlog represents the value of contracts and purchase orders received, less the revenue recognized to date on those contracts and purchase orders. Our customers have the right under some circumstances and with some penalties or consequences to terminate, reduce or defer firm orders that we have in backlog. In addition, our government contracts are subject to the risks described below. If our customers terminate, reduce or defer firm orders, we may be protected from certain costs and losses, but our sales will nevertheless be adversely affected and we may not generate the revenue we expect. Although we strive to maintain ongoing relationships with our customers, there is an ongoing risk that orders may be cancelled or rescheduled due to fluctuations in our customers’ business needs or purchasing budgets.

Our contracts with the U.S. government are subject to audit, modification or termination by the U.S. government, and the continued funding of such contracts remains subject to annual congressional appropriation which, if not approved, could adversely affect our results of operations and financial condition.

As a company that contracts with the U.S. government, we are subject to financial audits and other reviews by the U.S. government of our costs and performance, accounting and general business practices relating to these contracts. Based on the results of these audits, the U.S. government may adjust our contract-related costs and fees. We cannot be certain that adjustments arising from government audits and reviews would not have a material adverse effect on our results of operations. Some of our contracts with the U.S. government are on a firm fixed price basis and, as such, are subject to more financial risk in the event of unanticipated cost overruns. For example, we recently announced that we had higher than planned costs in connection with a fixed price contract with the Navy.

All of our U.S. government contracts can be terminated by the U.S. government for its convenience. Termination-for-convenience provisions provide only for our recovery of costs incurred or committed, and for settlement of expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate its contracts with us, U.S. government contracts are conditioned upon the continuing approval by Congress of the necessary spending to honor such contracts. Congress often appropriates funds for a program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the beginning of many major governmental programs, contracts often may not be fully funded, and additional monies are then committed to the contract only if, as and when appropriations are made by Congress for future fiscal years. We cannot be certain that our U.S. government contracts will not be terminated or suspended in the future. The U.S. government’s termination of, or failure to fully fund, one or more of our contracts would have a negative impact on our operating results and financial condition. Further, in the event that any of our government contracts are terminated for cause, it could affect our ability to obtain future government contracts which could, in turn, seriously harm our ability to develop our technologies and products.

We have recently learned that the United States House of Representatives’ Committee on Energy and Commerce, or Committee, and its Subcommittee on Oversight and Investigations has sent a letter to the United States Department of Homeland Security, or DHS, indicating that it is reviewing the origins of the sole source contract that DHS awarded to American Superconductor and Consolidated Edison for a project to develop electricity grids in New York City that can withstand major disruptions. As we previously announced, we signed a letter contract on this project on May 18, 2007 with DHS worth $1.7 million, of which DHS will fund $1.1 million. Final contract terms between DHS and us are being negotiated. Total project costs are estimated to be $39.3 million with DHS providing up to $25.0 million of the total project cost.

We have also learned that the Committee sent a letter to the Department of the Navy seeking information and documents regarding completed contracts between the U.S. Navy and us.

The Committee did not state the reason for its review of these matters. On August 2, 2007, we received a letter requesting that we provide certain information to the Committee. Negotiations between us and the DHS regarding the final contract are continuing. While we continue to expect to successfully complete this contract, there can be no assurance that we will do so.

Our products face intense competition both from superconductor products developed by others and from traditional, non-superconductor products and alternative technologies, which could limit our ability to acquire or retain customers.

The market for superconductor products is intensely competitive. We face competition both from competitors in the superconductor field and from vendors of traditional products and new technologies. There are many companies in the United States, Europe, Japan and China engaged in the development of HTS wire, including EHTS (a division of Bruker Biospin), Evico, Fujikura, Furukawa Electric, Innova Superconductor Technology, Nexans, MetOx, Showa, Sumitomo Electric Industries, SuperPower (a subsidiary of Royal Philips Electronics) and Zenergy. The superconductor industry is characterized by rapidly changing and advancing technology. Our future success will depend in large part upon our ability to keep pace with advancing HTS technology and developing industry standards.

Our power electronic products, such as D-VAR and PQ-SVC products, compete with a variety of other power reliability products such as dynamic voltage restorers, or DVRs, static VAR compensators, or SVCs, static compensators, or STATCOMS, flywheels, battery-based power quality systems and competing power electronic converter systems. The manufacturers of products that compete with our power electronic products and PowerModule products include ABB, Alstom, Mitsubishi Electric, S&C Electric and Siemens.

Our Windtec business faces competition for the supply of wind turbine engineering design services from design engineering firms, such as Garrad Hassan, and from licensors of wind turbine systems, such as Aerodyn, DeWind and REpower. We also face indirect competition in the wind energy market from manufacturers of wind energy systems, such as Gamesa, General Electric, Suzlon and Vestas.

The stand-alone FCL products that we are developing in collaboration with Siemens face competition from several competitors developing alternative solutions, including Beijing Superconductor, Hypertech, Hyundai, Innopower, KEPRI, Nexans, Rolls-Royce, SC Power, Sumitomo Electric, SuperPower and Toshiba. The HTS motor and generator products that we are developing face competition from copper wire-based motors and generators, from permanent magnet motors that are being developed, including by DRS Technologies, and from companies developing HTS rotating machinery, including Converteam, Doosan Heavy Industries & Construction, General Electric, Ishikawajima-Harima Heavy Industries Co., Rockwell and Siemens. Research efforts and technological advances made by others in the superconductor field, in the wind energy market or in other areas with applications to the power quality and reliability markets may render our development efforts obsolete.

Many of our competitors have substantially greater financial resources, research and development, manufacturing and marketing capabilities than we have. In addition, as the HTS wire, HTS electric motors and generators, and power electronic systems markets develop, other large industrial companies may enter those fields and compete with us. If we are unable to compete successfully, it may harm our business, which in turn may limit our ability to acquire or retain customers.

Third parties have or may acquire patents that cover the materials, processes and technologies we use or may use in the future to manufacture our HTS products, and our success depends on our ability to license such patents or other proprietary rights.

We expect that some or all of the HTS materials, processes and technologies we use in designing and manufacturing our products are or will become covered by patents issued to other parties, including our competitors. If that is the case, we will need to acquire licenses to these patents, successfully contest the validity of these patents or re-engineer our products so that they do not infringe such patents. The owners of these patents may refuse to grant licenses to us, or may be willing to do so only on terms that we find commercially unreasonable. If we are unable to obtain these licenses, we may have to contest the validity or scope of those patents or re-engineer our products to avoid infringement claims by the owners of these patents. It is possible that we will not be successful in contesting the validity or scope of a patent, or that we will not prevail in a patent infringement claim brought against us. Even if we are successful in such a proceeding, we could incur substantial costs and diversion of management resources in prosecuting or defending such a proceeding.

Our patents may not provide meaningful protection for our technology, which could result in us losing some or all of our market position.

We own or have licensing rights under many patents and pending patent applications. However, the patents that we own or license may not provide us with meaningful protection of our technologies and may not prevent our competitors from using similar technologies, for a variety of reasons, such as:

•	the patent applications that we or our licensors file may not result in patents being issued;

•	any patents issued may be challenged by third parties; and

•	others may independently develop similar technologies not protected by our patents or design around the patented aspects of any technologies we develop.

Moreover, we could incur substantial litigation costs in defending the validity of our own patents. We also rely on trade secrets and proprietary know-how to protect our intellectual property. However, our non-disclosure agreements and other safeguards may not provide meaningful protection for our trade secrets and other proprietary information. If the patents that we own or license or our trade secrets and proprietary know-how fail to protect our technologies, our market position may be adversely affected.

Our success is dependent upon attracting and retaining qualified personnel, and our inability to do so could significantly damage our business and prospects.

Our success will depend in large part upon our ability to attract and retain highly qualified research and development, management, manufacturing, marketing and sales personnel. Hiring those persons may be especially difficult due to the specialized nature of our business.

We may acquire additional complementary businesses or technologies, which may require us to incur substantial costs for which we may never realize the anticipated benefits.

We acquired Windtec on January 5, 2007 and Power Quality Systems on April 27, 2007. We may in the future acquire additional complementary businesses or technologies, although we currently have no commitments or agreements. As a result of the Windtec and Power Quality Systems acquisitions and any additional acquisitions we pursue, management’s attention and resources may be diverted from our other businesses. An acquisition may also involve significant purchase price and significant transaction-related expenses.

Achieving the benefits of any acquisition involves additional risks, including:

•	difficulty assimilating acquired operations, technologies and personnel;

•	inability to retain management and other key personnel of the acquired business;

•	changes in management or other key personnel that may harm relationships with the acquired business’s customers and employees; and

•	diversion of management attention as a result of the integration process.

We cannot ensure that we will realize any of the anticipated benefits of the Windtec and Power Quality Systems acquisitions or any other acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

Our international operations are subject to risks that we do not face in the U.S., which could have an adverse effect on our operating results.

We completed our acquisition of Windtec, an Austrian-based company, on January 5, 2007 and we are expanding our sales and service operations in Austria and the Asia-Pacific region. We expect our revenue and operations outside the United States will continue to expand in the future. Our international operations are subject to a variety of risks that we do not face in the U.S., including:

•	difficulties in staffing and managing our foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	potentially longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•

additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment, including export duties and quotas, trade and employment restrictions;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights in some countries; and

•	political unrest, war or acts of terrorism.

Our overall success in international markets depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations and reduce our international sales, thus adversely affecting our business, operating results and financial condition.

Our common stock may experience extreme market price and volume fluctuations, which may prevent our stockholders from selling our common stock at a profit and could lead to costly litigation against us that could divert our management’s attention.

The market price of our common stock has historically experienced significant volatility and may continue to experience such volatility in the future. Factors such as technological achievements by us and our competitors, the establishment of development or strategic relationships with other companies, our introduction of commercial products, and our financial performance may have a significant effect on the market price of our common stock. In addition, the stock market in general, and the stock of high technology companies in particular, have in recent years experienced extreme price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Due to these factors, the price of our common stock may decline and investors may be unable to resell their shares of our common stock for a profit. Following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, a damages award against us and the diversion of our management’s attention.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement we may use in connection with this prospectus, and the documents we incorporate by reference into this prospectus contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or Securities Act. For this purpose, any statements contained herein that relate to future events or conditions, including without limitation, the statements included or incorporated by reference into this prospectus regarding industry prospects and our prospective results of operations or financial position, may be deemed to be forward-looking statements. The words “believes,” “anticipates,” “plans,” “expects,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements represent management’s current expectations and are inherently uncertain. The important factors discussed above under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by such forward-looking statements. Any such forward-looking statements represent management’s views as of the date of the document in which such forward-looking statement is contained. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit the holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Global Market listing fees and fees and expenses of our counsel and our auditors.

SELLING STOCKHOLDERS

The following table sets forth: (i) the name of each selling stockholder; (ii) his position, office or other material relationship with American Superconductor and its predecessors or affiliates over the past three years; (iii) the number of shares (and percentage) of common stock owned (or subject to options or convertible securities) by each selling stockholder as of the date of this prospectus and prior to this offering; (iv) the number of shares of common stock which may be offered and are being registered for the account of each selling stockholder by this prospectus; and (v) the number of shares (and percentage) of common stock to be owned by each such selling stockholder if such selling stockholder were to sell all of their shares of common stock covered by this prospectus.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. The information presented in the table below is as of the date of this prospectus.

Name of Selling Stockholder	Position with American Superconductor	Number of Shares and Percentage of Common Stock Owned Prior to Offer (1)			Number of Shares of Common Stock to be Offered	Number of Shares and Percentage of Common Stock Owned After the Offering (2)
		Number		Percentage (3)		Number		Percentage (3)
Vikram S. Budhraja	Director	41,000		*	5,000	36,000		*
Peter O. Crisp	Director	146,603	(4)	*	5,000	141,603	(4)	*
Richard Drouin	Director	99,000		*	5,000	94,000		*
John B. Vander Sande	Director	90,000		*	5,000	85,000		*

*	Less than one percent

(1)	The inclusion of any shares of common stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. In accordance with the rules of the SEC, each stockholder is deemed to beneficially own any shares subject to stock options that are currently exercisable or exercisable within 60 days after the date of this prospectus, including (i) 30,000 shares subject to outstanding stock options held by Mr. Budhraja, (ii) 80,000 shares subject to outstanding stock options held by Mr. Crisp, (iii) 80,000 shares subject to outstanding options held by Mr. Drouin and (iv) 80,000 shares of stock subject to outstanding options held by Mr. Vander Sande.
(2)	Assumes that all shares to be offered, as set forth above, are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling stockholder will own upon completion of this offering.
(3)	To calculate the percentage of outstanding shares of common stock held by each stockholder, the number of shares deemed outstanding includes 40,786,559 shares outstanding as of August 6, 2007, plus any shares subject to outstanding stock options currently exercisable or exercisable within 60 days after the date of this prospectus, held by the stockholder in question.
(4)	Includes 3,000 shares held by Mr. Crisp’s wife.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for the selling stockholder’s own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ Global Market;

•	in privately negotiated transactions;

•	in options transactions; and

•	by any other legally available means.

In addition, any shares that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2007 have been so incorporated in reliance on the report (which contains an explanatory paragraph on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Windtec Consulting GmbH acquired on January 5, 2007) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Windtec Consulting GmbH incorporated in this prospectus by reference to American Superconductor Corporation’s Current Report on Form 8-K/A filed with the SEC on June 14, 2007 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Windtec Consulting GmbH restatement of its financial statements as described in Note 2 to the financial statements) of PwC Wirtschaftsprüfung GmbH Wirtschaftsprüfungs-und Steuerberatungsgesellschaft, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and special reports, proxy statements and other documents with the SEC. You may read and copy any reports, proxy statements and other documents we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of these reports, proxy statements and other documents at the SEC’s website, the address of which is http://www.sec.gov.

We have filed a registration statement on Form S-8 and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the shares of common stock covered by this prospectus. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at the location above or from the SEC’s web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares of common stock covered hereby.

•	Our Annual Report on Form 10-K for the year ended March 31, 2007, filed with the SEC on June 14, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 9, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on June 14, 2007;

•

Our Current Report on Form 8-K/A, filed with the SEC on June 14, 2007 (amending our Current Report on Form 8-K, as filed with the SEC on January 11, 2007, as amended by a Form 8-K/A filed with the SEC on March 23, 2007);

•	Our Current Report on Form 8-K, filed with the SEC on June 20, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on July 2, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on August 7, 2007; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 5, 1991, as amended.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address: American Superconductor Corporation, Two Technology Drive, Westborough, MA 01581, telephone: (508) 836-4200.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The registrant is subject to the informational and reporting requirements of Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The following documents, which are on file with the Commission, are incorporated in this registration statement by reference:

(a) The registrant’s latest annual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act or the latest prospectus filed pursuant to Rule 424(b) under the Securities Act that contains audited financial statements for the registrant’s latest fiscal year for which such statements have been filed.

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (a) above.

(c) The description of the securities contained in the registrant’s registration statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Wilmer Cutler Pickering Hale and Dorr LLP has opined as to the legality of the securities being offered by this registration statement.

Item 6.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article VI of the registrant’s By-laws provides that a director or officer of the registrant (a) shall be indemnified by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the registrant) brought against him by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the registrant against expenses (including attorneys’ fees) incurred in connection with the defense or settlement of any action or suit by or in the right of the registrant by virtue of his position as a director or officer of the registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, except that no indemnification shall be made with respect to any such matter as to which such director or officer shall have been adjudged to be liable to the registrant, unless and only to the extent that a court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the registrant upon receipt of an undertaking by the director or officer to repay such amount if the registrant ultimately determines that he is not entitled to indemnification.

Indemnification shall be made by the registrant upon a determination that the applicable standard of conduct required for indemnification has been met and that indemnification of a director or officer is proper. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, or (b) if such a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders of the registrant.

Article VI of the registrant’s By-laws further provides that the indemnification provided therein is not exclusive, and provides that to the extent the Delaware General Corporation Law is amended or supplemented, Article V shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent permitted by such law.

Article EIGHTH of the registrant’s Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, that a director shall remain liable (i) for any breach of such director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intention misconduct or a knowing violation of law, (iii) for participation in a board of directors’ action authorizing an unlawful dividend or unlawful stock purchase or redemption under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit.

The registrant has a directors and officers liability insurance policy covering certain liabilities that may be incurred by its directors and officers.

Item 7.	Exemption from Registration Claimed.

The issuances of the shares of common stock being offered by the reoffer prospectus were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

Item 8.	Exhibits.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

Item 9.	Undertakings.

1. Item 512(a) of Regulation S-K. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. Item 512(b) of Regulation S-K. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westborough, Massachusetts, on this 24th day of August, 2007.

AMERICAN SUPERCONDUCTOR CORPORATION

By:	/s/ Gregory J. Yurek
Name:	Gregory J. Yurek
Title:	President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of American Superconductor Corporation, hereby severally constitute and appoint Gregory J. Yurek and David A. Henry, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-8 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable American Superconductor Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory J. Yurek	Director, Chairman of the Board,	August 24, 2007
Gregory J. Yurek	President and Chief Executive Officer
(Principal Executive Officer)

/s/ David A. Henry	Senior Vice President and Chief Financial Officer	August 24, 2007
David A. Henry	(Principal Financial Officer,
Principal Accounting Officer)

/s/ Vikram S. Budhraja	Director	August 24, 2007
Vikram S. Budhraja

/s/ Peter O. Crisp	Director	August 24, 2007
Peter O. Crisp

Director
Richard Drouin

/s/ John B. Vander Sande	Director	August 24, 2007
John B. Vander Sande

/s/ David R. Oliver, Jr.	Director	August 24, 2007
David R. Oliver, Jr.

/s/ John W. Wood, Jr.	Director	August 24, 2007
John W. Wood, Jr.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1a	Restated Certificate of Incorporation of the registrant (1)

4.1b	Certificate of Amendment of Restated Certificate of Incorporation (2)

4.2	Amended and Restated By-Laws of the registrant (3)

4.3	Form of common stock certificate (4)

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PwC Wirtschaftsprufung GmbH Wirtschaftsprufungs-und Steuerberatungsgesellschaft

23.3	Consent of WilmerHale, included in Exhibit 5.1 filed herewith

24.1	Power of Attorney (See page II-5 of this Registration Statement)

(1)	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3, filed with the Commission on January 24, 2000 (File No. 333-95261).
(2)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q filed with the Commission on August 9, 2004 (File No. 000-19672).
(3)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q filed with the Commission on November 14, 2000 (File No. 000-19672).
(4)	Incorporated by reference to Exhibits to the Registration Statement on Form S-1, filed with the Commission on December 13, 1991 (File No. 33-43647).